UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                   FORM 10-SB

                             AMENDMENT NUMBER THREE

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                        FOR THE YEAR ENDING MAY 31, 1999

                             DENTAL RESOURCES, INC.
                             ----------------------
                 (Name of Small Business Issuer in this charter)


            MINNESOTA                                41-1279182
            ---------                                ----------
     (State of incorporation)             (IRS Employer Identification No.)

                    530 RIVER STREET SOUTH, DELANO, MN, 55328
                    -----------------------------------------
              (Address of principal executive offices and Zip Code)

                   (Issuer's telephone number) (612) 972-3801
                                               --------------

     Securities to be registered pursuant to section 12(b) of the Act.

       Title of each class       Name of each exchange on which registered
              N/A



Securities to be registered pursuant to section 12(g) of the Act.

                                     COMMON
                                     ------
                                (Title of Class)

This Registration Statement on Form 10-SB contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). These statements appear in a number of places in this Form 10-SB and include statements regarding the intent, belief or current expectations of Dental Resources, Inc. (together with its subsidiaries, the "Company") with respect to (i) the Company's financing plans,
(ii) trends affecting the Company's financial condition or results of operations, (iii) the impact of competition, and (iv) the expansion of certain operations. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that the actual results may differ materially from those in the forward-looking statements as a result of various factors. The information contained in this Form 10-SB, including, without limitation, the information under "Management's Discussion and Analysis or Plan of Operations" and "Description of Business" identifies important factors that could cause or contribute to such differences.

                                TABLE OF CONTENTS


PART I                                                                         3
   Item 1. Description of Business.............................................3
   Item 2. Management's Discussion and Analysis of Financial Condition
           and Results of Operations...........................................7
   Item 3. Description of Property.............................................8
   Item 4. Security Ownership of Certain Beneficial Owners and Management......9
   Item 5. Directors and Executive Officers, Promoters and Control Persons....10
   Item 6. Executive Compensation.............................................11
   Item 7. Certain Relationships and Related Transactions.....................13
   Item 8. Description of Securities..........................................13
PART II                                                                       14
   Item 1. Market Price of and Dividends on the Registrant's Common Equity
           and Related Stockholder Matters....................................14
   Item 2. Legal Proceedings..................................................15
   Item 3. Changes in and Disagreements with Accountants......................15
   Item 4. Recent Sales of Unregistered Securities............................15
   Item 5. Indemnification of Directors and Officers..........................15
   PART F/S...................................................................16
PART III                                                                      17
SIGNATURES                                                                    18

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL BUSINESS DEVELOPMENT

Dental Resources, Inc. (the "Company" or "Dental Resources") was incorporated as a "C" corporation in Minnesota in 1976. It has not been the subject of any bankruptcy, receivership or similar proceedings; it has not experienced any material reclassification, merger or consolidation; nor has it purchased or sold a significant amount of assets that were not in the ordinary course of its business. Dental Resources is filing this Form 10-SB so that its shares of common stock may be quoted and traded on the North American Securities Dealers Automated Quotation (NASDAQ) Over-The-Counter Bulletin Board (OTC:BB).

BUSINESS

Products and Services:

Dental Resources is principally engaged in manufacturing and marketing five associated groups of dental related products to dentists, dental clinics, hospitals and dental laboratories. Some of the products in each group are assembled from purchased components. Some are manufactured for Dental Resources to its specifications using tooling or formulas supplied by Dental Resources. Other products are simply purchased by it for resale. The Company's product line consists of:

         THE PRO-FORM LAMINATE SYSTEM
Products within the Pro-form laminate system include the vacuum forming unit manufactured by the Company, thermoplastic sheets that are used for the construction of removable dental prosthesis, and a variety of sundry items useful for facilitating fabrication of the appliances, such as cutters, adhesives, and lubricants. The Pro-form laminate system is a process that the Company acquired full title to in February of 1981, including rights, title and interest to the Pro-form trademark and all applicable US registered patents. The US patents applicable to the Pro-form laminate system expired in 1994. Sales of products within this group currently comprise approximately 44% of the Company's sales.

         HYGIENIST AND HOME CARE PRODUCTS
Products within the Hygienist and Home Care Products include certain products and chemicals used in dental offices and additional products and chemicals used in the home, which are all functionally related in that they are used by the dental professional for the prevention or alleviation of problems such as caries and gingivitis. Products in this group include fluoride gels and trays, soaps, disposable prophy angles and ancillary products. Sales of products within this group presently comprise approximately 16% of the Company's sales.

         PACKAGING PRODUCTS
Products within the packaging group include injection molded plastic boxes and packaging foams for use in the dental and medical industry. The Company customizes its various products to the needs of the end user by stamping or printing the dentist or laboratory name, logo, etc. onto the face of the packaging. Sales of the products within this group currently comprise approximately 33% of the Company's sales.

         PROCURE LIGHT CURED COMPOSITES
Products within the Procure product group include a high intensity ultraviolet halogen-light oven manufactured by the Company and light cured composites which are used for the fabrication of various dental prosthesis. Sales of products within this group currently comprise only about 1% of the Company's sales.

         PRO-FLEX DENTURE SYSTEM
Products within the Pro-flex denture system include a line of various materials used to fabricate flexible dentures. According to a survey conducted by the American Dental Association in 1988, there were approximately 24 million ill-fitting dentures in North America. As the population ages, the Company believes this number will increase. The Pro-flex denture system was conceived to address the problem of ill-fitting dentures by providing a more natural flexible fit than conventional dentures. Although this is a newly developed product, the Company believes that the Pro-flex line has excellent potential as a product that alleviates the problem of ill-fitting dentures. Sales of products within this product group currently comprise about 5% of the Company's sales.

Distribution Methods of Products or Services:

The Company's products are marketed through independent sales organizations and established dealers throughout the world.

Status of Any Publicly Announced New Products or Services:

The Company introduced its Pro-flex product line of flexible dentures in 1999. The sales performance of the Pro-flex product line is meeting expectations. The Company conservatively forecasted that the Pro-flex line could capture a modest share of the ill-fitting denture market of approximately 10%. As measured by sales to dental laboratories that the Company estimates provide dentures, the Pro-flex line has sold to approximately 20% of those laboratories. However, these sales have been at low volumes as the Company expected in the beginning stages of its market introduction. There have not been any other new products or services announced publicly in the past three years.

Competitive Business Conditions and The Company's Competitive Position in the Industry and Methods of Competition:

Competition with all of the Company's products occurs primarily on the basis of price and product quality. There are numerous competitors providing the same or similar products as the Company, none of whom dominate the market. However, many of these competitors have significantly greater sales and capital resources than that of the Company. Management believes that its technical competence, pricing structure, and the packaging of its products into interrelated systems allows the Company to compete effectively in the market. Recent certification to ISO-9002, EN-46002, and ISO-13485 international quality assurance standards has allowed the Company to remain competitive in a global environment with approximately 30% of the Company's sales coming from outside the United States.

The company classifies its business into five major product groups: Proform thermo-forming equipment and supplies, Hygienist chemicals and consumables, Packaging products, Procure ultraviolet light-cured ovens and composites, and Proflex denture materials. Sales from these products is currently worldwide with approximately 30% of the total revenues coming from outside of the United States. The company does not currently own any assets outside of the United States. Gross revenues by product group are represented in the table below for the fiscal years ending May 31, 1998 and May 31, 1999. Management feels that it would not be practical to further segment revenues by individual country. Management also feels that it would be impractical to report on selling and administrative expenses or depreciation and amortization by product groupings.

                                 TWELVE MONTHS                                TWELVE MONTHS
                              ENDING MAY 31, 1999                          ENDING MAY 31, 1998
                      TOTAL         DOMESTIC       FOREIGN         TOTAL         DOMESTIC       FOREIGN
                 ----------------------------------------------------------------------------------------
Proform              1,977,550      1,285,408       692,143       1,963,299      1,315,410       647,889
Hygienist              734,875        514,413       220,463         681,564        490,726       190,838
Packaging            1,491,457      1,118,592       372,864       1,488,254      1,116,191       372,063
Procure                 65,660         46,619        19,042          59,888         43,120        16,769
Proflex                213,658        192,292        21,365          75,841         71,290         4,550
                 ----------------------------------------------------------------------------------------
Totals               4,483,200      3,157,324     1,325,877       4,268,846      3,036,737     1,232,109

Gross Margin            29.66%         29.66%        29.66%          30.35%         30.35%        30.35%

Gross Profit         1,329,494        936,305       383,189       1,295,412        921,520       373,892
                 ========================================================================================


Sources and Availability of Raw Materials and Names of Principal Suppliers:

Raw materials are purchased from numerous sources. The Company does not rely on any one source for any of its major products.

Dependence on One or Few Major Customers:

Dental Resources has one customer that accounted for 21% of its gross revenues in the fiscal year ending May 31, 1999. The balance of the revenues were received from a variety of customers, none of whom represented more than 5% of its revenues for the same period.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or Labor Contracts:


Dental Resources has entered into royalty and license agreements covering various products with the following companies or individuals:

     * The Company has entered into a written license and royalty agreement with ASTD Corporation (which has been attached as an exhibit to Amendment Number Two to the Company's Form 10-SB), under which ASTD Corporation granted the Company an exclusive license to produce, use and sell certain anti-snoring products for a three-year period, which period has expired. In addition, the Company has agreed to pay ASTD Corporation approximately 5% of the gross sales of anti-snoring device kits incorporating ASTD's anti-snoring products produced and sold by the Company, which royalties continue for sales of anti-snoring device kits incorporating ASTD's anti-snoring products by the Company despite the expiration of the three-year exclusivity period.
     * The Company has entered into a written license agreement with Dr. Martin Nedderman and John Bedard (which has been attached as an exhibit to Amendment Number Two to the Company's Form 10-SB), under which Dr. Nedderman and Mr. Bedard granted the Company an exclusive license to produce, use and sell the "Total Flex Denture" product for a three-year period, which period has expired. In addition, the Company has agreed to pay Dr. Nedderman and Mr. Bedard 7% of the Company's gross domestic sales of the "Total Flex Denture" product, which royalties continue for sales of the "Total Flex Denture" product by the Company despite the expiration of the three-year exclusivity period.
     * The Company has entered into an oral agreement with Charles Coykendahl, whereby Mr. Coykendahl has granted a license to the Company to produce and sell "e-gaskets" based on Mr. Coykendahl's design, in exchange for which the Company has agreed to pay $.15 per piece for "e-gaskets" produced and sold by the Company.

     * The Company has entered into an oral agreement with Jerry Webb, whereby Mr. Webb has granted a license to the Company to produce and sell "Pro Guard" products based on Mr. Webb's design, in exchange for which the Company has agreed to pay $.05 per piece for "Pro Guard" products produced by the Company and sold to customers other than Mr. Webb.
     * The Company has entered into an oral agreement with Scott All Sports, whereby Scott All Sports has granted a license to the Company to produce and sell the "Scott All Sport Mouthguard" based on a design of Scott All Sports, in exchange for which the Company has agreed to pay $.05 per piece for each "Scott All Sport Mouthguard" produced and sold by the Company.
     * The Company has entered into an oral agreement with Tom Mayclin, whereby Mr. Mayclin has granted a license to the Company to produce and sell ceramic dental trays based on Mr. Mayclin's design, in exchange for which the Company has agreed to pay $.50 per piece for ceramic dental trays produced and sold by the Company.

Total royalties paid during the fiscal year ended May 31, 1999 on all of the above royalty arrangements aggregated $12,822.46, the majority of which can be attributed to the royalty arrangements with ASTD Corporation and Dr. Nedderman and Mr. Bedard. The Company considers that the royalty arrangements with ASTD Corporation and Dr. Nedderman and Mr. Bedard are the only listed royalty arrangements that are material to the Company.

Need for any Government Approval of Principal Products:

Pro-flex products marketed by Dental Resources are registered with the Federal Drug Administration. Iodophor sanitizers marketed by the Company have been registered with the Environmental Protection Agency.

Effect of Existing or Probable Governmental Regulations on the Business:

The Company is not aware of any existing or probable government regulations that have or will have any material effects on the Company's business.

Research and Development:

Research and development costs are expenses in the period in which the expenses were incurred. Research and development expenses for the periods ending May 31, 1998 and May 31, 1999 were $26,390 and $6,984 respectively.

Environmental Compliance:

There have been no significant costs borne by the Company in an effort to comply with environmental laws.

Employees:

Dental Resources employs 31 full-time and 4 part-time employees, including management. The Company also engages the services of an additional 15 workers that are subcontracted through Functional Industries, a business that employs individuals with physical or mental handicaps.

REPORTS TO SECURITY HOLDERS.

Prior to the filing of this Form 10-SB the Company has not filed any other reports with the Securities and Exchange Commission. The Company has only been required to file annual reports to the State of Minnesota's Securities and Real Estate Division pursuant to Minn. Stat. Section 80A.12, Subdivision 10. However, the Company historically sends an annual report along with audited financial statements to security holders annually. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10-KSB, 10-QSB, 8-K and Schedules 13D along with appropriate proxy materials will be filed as they come due. Likewise, to the extent that the Company is required to deliver annual reports to security holders through its status as a reporting Company, or as may be required by the rules or regulations of any exchange upon which the shares of the Company are traded, the

Company will deliver annual reports to all shareholders. If the Company issues additional shares, the Company may file additional registration statements for those shares.

This report and any other information that the Company has filed with the Securities Exchange Commission may be read or copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20529. The public may obtain information on the operation of the Public Reference Room by calling 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

The Company also maintains an Internet website at www.dentalresourcesinc.com.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Results of Operations For the Fiscal Years Ended May 31, 1999 and 1998.

For the year ended May 31, 1999 the Company received revenues from operations of approximately $4,500,000, an increase of approximately 5% compared to approximately $4,300,000 for the same period in 1998. This result is attributable to increases in sales in each of the Company's product lines. A portion of this increase was due to an increase in the finance charge income. During 1999, the Company implemented a policy change to improve cash flow from slow paying customers by applying and collecting finance charges on past due accounts, which in the past had either not been collected or had been forgiven. On May 31, 1999 the Company's total assets were approximately $1.8 million, compared to approximately $1.6 million at May 31, 1998. The increase was due primarily to increases in accounts receivable and inventories resulting from increased sales. Total liabilities increased from $598,000 at May 31, 1998 to $687,000 at May 31,1999. The increase in liabilities was mainly in accounts payable as the Company continues to expand its inventories to keep pace with increasing sales. As of May 31, 1999, stockholder equity increased by $91,000 to $1,128,000 from $1,037,000 as of May 31,1998. The sale of unregistered securities pursuant to exercising of options to outside directors resulted in an increase of $1,000. The balance of the increase was a result of operations of the Company. During the twelve month period ending May 31, 1999 operations of the Company produced a positive cash flow of $184,000. The prior year produced positive cash flows of $109,000 in comparison. The increase in cash flows was mainly attributable to increases in credit lines with vendors (accounts payable) as purchases of inventory continue to increase.

The Company has typically relied on cash flows from operations to finance its working capital needs. The Company has a working capital loan with Oakley National Bank of Buffalo, Minnesota in the amount of $350,000 secured by the Company's inventories and accounts receivable to fund temporary or seasonal variations in cash flows. At May 31, 1999 the Company had used $245,000 of the credit line leaving a balance of $105,000 available. The Company also from time to time will borrow capital on a term note to finance purchases of specific capital equipment as necessary. At May 31, 1999 the balance due on these leases was $2,100. Management is confident that these combined sources of capital will be sufficient to finance the current operations of the Company. The Company's future capital requirements will depend on many factors, including growth of the Company's customer base, economic conditions and other factors including the results of future operations.

The Company intends to continue developing its existing product lines and expanding it's manufacturing capacity. It is estimated that the Company may need to borrow up to $200,000 during the next twelve months to finance the acquisition of capital equipment necessary to support such expansion. In particular, the Company intends to continue the development of its Pro-flex flexible denture line and Wing-it articulator system. However, the Company has not made any commitments for any capital expenditures at this time. At this time there are no plans to sell any significant capital equipment. The Company is evaluating the possibility of expanding its plastic extrusion and die cutting operations. By expanding operations, the Company expects that the number of full time employees it employs will increase approximately ten percent (10%).

There are no known trends, events, or uncertainties known to management at this time that have had or are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations. There are no significant elements of income or loss that did not arise from the Company's continuing operations.

There were not any material changes from the prior period of any line items within the Company's financial statements that require additional explanation. Historically, the first quarter of operations has always been the strongest for the Company due to increased sales of it's Pro-form mouthguard line to athletes returning to school in the fall. As the Company continues to expand the other product lines that it markets, the effect of this seasonal business is expected to continue to decline as a material aspect of its operations.

Results of Operations for the Seven Months Ended December 31, 1999 and 1998.

For the seven months ended December 31, 1999 the Company received revenues from operations of approximately $3,100,000, an increase of approximately 17% compared to $2,600,000 for the same period in 1998. This result is attributable to increases in sales in each of the Company's major product lines and the introduction of a new line of flexible denture materials (Pro-Flex). On December 31, 1999 the Company's total assets were $1,924,868, compared to $1,760,269 at December 31, 1998. The increase was due primarily to the results of the prior years operations being invested in expanding inventories and accounts receivable along with purchases of capital equipment and tooling of approximately $65,000. Total liabilities increased from $630,458 at December 31, 1998 to $687,631 at December 31,1999. The increase in liabilities was mainly attributable to increased use of the credit line to finance inventories and accounts receivable needed to keep pace with increasing sales. As of December 31, 1999, stockholder equity increased by $107,426 to $1,237,237 from $1,129,811 as of December 31,1998 as result of operations. Profits from operations was the main reason for the increase in equity. In addition to operations, sales of unregistered securities pursuant to options issued to outside directors resulted in an increase of approximately $175.00 in equity. During the seven month period ending December 31, 1999 operations of the Company produced a positive cash flow of $92,452. The prior year produced positive cash flows of $161,374 in comparison. Increases in accounts receivable and inventories resulting from expanding sales led to decreased cash flows .

ITEM 3. DESCRIPTION OF PROPERTY.

Location and Condition of the Principal Plants of Operation.

The Company does not own any real property. The Company leases a 13,000 square foot facility at 530 River Street S. in Delano Minnesota. This facility holds all administrative and a portion of the warehousing and manufacturing operations of the Company. The lease term extends through October 2000 at an average rental rate per square foot of $5.08. The Company also leases a 10,000 square foot facility at 410 congress Street in Maple Lake Minnesota. This facility houses all remaining manufacturing operations. The lease term for this facility extends through September 2003 at an average lease rate per square foot of $5.50. Both facilities are new (less than 10 years) and are in excellent condition. Management believes that the lease rate per square foot and other terms and conditions are not materially different than prevailing market rates and conditions. Leases for both facilities provide for an option to renew leases for an additional five years beyond the expiration of the current lease term. Lease rates will increase 10% if renewed for the additional five year term.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security ownership of certain beneficial owners (5% or greater).

The following information sets forth certain information as of December 31, 1999, about each person or entity who is known to the Company to be beneficial owners of more than 5% of the Company's Common Stock:

                     Name and Address                                 Amount and Nature      Percent of
Title of Class       of Beneficial Owner                              of Beneficial Owner    Class
-------------------------------------------------------------------------------------------------------
Common               Douglas B. Murphy         President, CEO           217,938 shares (1)   9.4%
                     3730 Lee Road             Director
                     Minnetrista, MN 55364

Common               William Murphy            VP Sales                 226,695 shares (1)   9.8%
                     18440 25TH  Ave. N
                     Plymouth, MN 55447

Common               Bryan Nichols             VP Operations, CFO       160,000 shares (1)   6.3%
                     2130 54TH St. NW          Director
                     Buffalo, MN 55313

(1) Includes 40,000 shares of Common Stock issuable upon the exercise of options presently exercisable or exercisable within the next 60 days by Doug Murphy, William Murphy and Bryan Nichols.

(b)  Security ownership of management.

The following information sets forth certain information as of December 31, 1999, about each person in a management position or director who is beneficial owners of the Company's Common Stock:

                     Name and Address                                 Amount and Nature      Percent of
Title of Class       of Beneficial Owner                              of Beneficial Owner    Class
-------------------------------------------------------------------------------------------------------
Common               Douglas B. Murphy         President, CEO           177,938 shares (1)   9.4%
                     3730 Lee Road             Director
                     Minnetrista, MN 55364

Common               William Murphy            VP Sales                 186,695 shares (1)   9.8%
                     18440 25TH Ave. N
                     Plymouth, MN 55447

Common               Bryan Nichols             VP Operations,           120,000 shares (1)   6.3%
                     2130 54TH St. NW          Director
                     Buffalo, MN 55313

Common               Earl Johnson              Director                  41,542 shares (2)   2.2%
                     325 Highland Drive
                     Hibbing, MN 55746

Common               Russell Felten            Director                  12,562 shares (3)   0.7%
                     7354 Howard Lane
                     Eden Prairie, MN 55346

Common               Officers and Directors as a group (5 persons)      538,737 shares      28.3%

(1) Includes 40,000 shares of Common Stock issuable upon the exercise of options presently exercisable or exercisable within the next 60 days by Doug Murphy, William Murphy and Bryan Nichols.
(2) Includes 5,617 shares of Common Stock issuable upon the exercise of options presently exercisable or exercisable within the next 60 days by Earl Johnson.
(3) Includes 5,617 shares of Common Stock issuable upon the exercise of options presently exercisable or exercisable within the next 60 days by Russell Felten.

(c)  Changes in control.

There are no arrangements which may result in a change in control of the Company.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         Set forth below are the names, ages and positions of the directors and executive officers of the Company:


         NAME                 AGE    POSITION WITH COMPANY
         ----                 ---    ---------------------

         Douglas Murphy        50    President, Chief Executive Officer and
                                     Director

         Bryan Nichols         39    Vice President, Chief Financial Officer and
                                     Director

         William Murphy        48    Vice President of Sales

         Dr. Earl Johnson      64    Director

         Russell Felten        50    Director

         Douglas Murphy has been President and CEO of the Company since January of 1986. He has served as director and as an officer of the Company since 1981. Mr. Murphy holds a Ph.D. degree in Biological Sciences. In his present capacity within the Company, Mr. Murphy is principally concerned with marketing, distribution and introduction of new products.

         Bryan Nichols has been the Vice President of Operations and CFO of the Company since January of 1986. He has served as secretary to the board since 1986 and as a director since 1995. Mr. Nichols holds a Bachelors degree in Business Administration along with a (mini) MBA certificate from the University of St. Thomas. Mr. Nichols has also completed certification training in ISO-9000 and FDA QSR Regulatory training. In his present capacity with the Company Mr. Nichols is primarily concerned with operations, production and financing.

         William Murphy was one of the original founders of the Company in 1976. He is the brother of Douglas Murphy. Mr. Murphy has held positions as both director and President of the Company. He resigned his position with the Company in 1986 to direct another public company, Medical Packaging Corp. But returned to the Company in 1988 where he served in various management positions since that time. Mr. Murphy holds a Bachelors degree in Business from St. Cloud State. Mr. Murphy is principally concerned with products within the Laboratory division of the Company including research and development and introduction of products within that division.

         Dr. Earl Johnson was elected to the board of directors in January 1988. He has served in that capacity with the Company since that time. Dr. Johnson retired after running a successful practice in Hibbing, MN for 35 years. Dr. Johnson is a graduate of the University of Minnesota School of Dentistry. In addition to serving as a board member, Dr. Johnson has helps with research and development of various products that the Company has introduced.

         Russell Felten was elected to the board of directors in 1994 and has served in that capacity since that time. Mr. Felten is President of Agricultural Financial Services, a Company focused on leasing to the farming industry. At the same time Mr. Felten continues to manage assets for individuals as he has done for the past twelve years. From 1973 to 1988 Mr. Felten was employed by Waycrosse, Inc. where he performed duties ranging form tax and estate planning work to the management of all types of investments. Mr. Felten is also a director of Minn. American Inc., OTCFMB.MN.A:C, as well as a director of various privately held companies. Mr. Felten holds a BS in Business Administration form Valparaiso University and received the Certified Financial Planner designation in 1988.

The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed by the Board of Directors and serve at the pleasure of the Board and subject to employment agreements, if any, approved and ratified by the Board.

ITEM 6. EXECUTIVE COMPENSATION.

                           Summary Compensation Table

                                                                 Long Term
                                     Annual Compensation       Compensation
Name and                                                   Securities Underlying     All Other
Principal Position    Fiscal Year   Salary       Bonus           Options (1)       Compensation(2)
------------------    -----------   ------       -----           -------           ------------
Douglas Murphy        1997          $84,000      $23,052            0                $9,780
Chief Executive       1998          $88,200      $ 7,825            0                $9,780
Officer               1999          $90,846      $ 5,700            0                $9,780


(1) Mr. Murphy received incentive stock options to purchase 40,000 shares of common stock granted September 1, 1999, at $.44 per share, the final bid price as of the option date.
(2) Includes automobile allowance and entertainment and expense allowance, health insurance premiums and life insurance premiums not available to employees generally.

There were no other executives that earned in excess of $100,000 during the most recent fiscal year.

EMPLOYMENT CONTRACTS

The Company has entered into an employment agreement with Douglas Murphy, the President, Chief Executive Officer and a Director of the Company. Mr. Murphy's employment agreement commenced on June 1, 1997 and has an initial five-year term ending May 31, 2002. Mr. Murphy is entitled to receive a base salary of not less than $90,846 annually, which is subject to cost-of-living adjustments on an annual basis (even though Mr. Murphy was entitled to receive the base salary contained in the contract, Mr. Murphy and the Company agreed to lower Mr. Murphy's base salary in 1997 and 1998 to take into account the financial performance of the Company). In addition to the annual salary, Mr. Murphy is entitled to a quarterly bonus equal to five percent of the pre-tax net operating profits of the Company. Upon termination of Mr. Murphy's employment due to disability, the Company may offer Mr. Murphy "other employment" (as defined in the agreement). If Mr. Murphy is disabled and the Company either determines not to offer "other employment" to Mr. Murphy or terminates Mr. Murphy's other employment, the Company will be obligated to pay Mr. Murphy severance pay equal to the salary and bonus paid to Mr. Murphy over the preceding twelve-month period. If Mr. Murphy's employment is terminated by the Company without cause or Mr. Murphy dies during the term of the agreement, the Company will remain obligated to pay Mr. Murphy the salary and bonus to which he is entitled under the agreement for the remaining term of the agreement. Upon any consolidation or merger of the Company followed by the termination of Mr. Murphy's employment without cause, the Company or its successor will be obligated to pay Mr. Murphy severance pay equal to the average of all salary and bonus earned by Mr. Murphy over the life of the agreement.

The Company has entered into an employment agreement with William Murphy, the Vice President of Sales of the Company. Mr. Murphy's employment agreement commenced on June 1, 1997 and has an initial five-year term ending May 31, 2002. Mr. Murphy is entitled to receive a base salary of not less than $90,846 annually, which is subject to cost-of-living adjustments on an annual basis (even though Mr. Murphy was entitled to receive the base salary contained in the contract, Mr. Murphy and the Company agreed to lower Mr. Murphy's base salary in 1997 and 1998 to take into account the financial performance of the Company). In addition to the annual salary, Mr. Murphy is entitled to a quarterly bonus equal to five percent of the pre-tax net operating profits of the Company. Upon termination of Mr. Murphy's employment due to disability, the Company may offer Mr. Murphy "other employment" (as defined in the agreement). If Mr. Murphy is disabled and the Company either determines not to offer "other employment" to Mr. Murphy or terminates Mr. Murphy's other employment, the Company will be obligated to pay Mr. Murphy severance pay equal to the salary and bonus paid to Mr. Murphy over the preceding twelve-month period. If Mr. Murphy's employment is terminated by the Company without cause or Mr. Murphy dies during the term of the agreement, the Company will remain obligated to pay Mr. Murphy the salary and bonus to which he is entitled under the agreement for the remaining term of the agreement. Upon any consolidation or merger of the Company followed by the termination of Mr. Murphy's employment without cause, the Company or its successor will be obligated to pay Mr. Murphy severance pay equal to the average of all salary and bonus earned by Mr. Murphy over the life of the agreement.

The Company has entered into an employment agreement with Bryan Nichols, the Vice President and Chief Financial Officer of the Company. Mr. Nichols' employment agreement commenced on June 1, 1997 and has an initial five-year term ending May 31, 2002. Mr. Nichols is entitled to receive a base salary of not less than $90,846 annually, which is subject to cost-of-living adjustments on an annual basis (even though Mr. Nichols was entitled to receive the base salary contained in the contract, Mr. Nichols and the Company agreed to lower Mr. Nichols' base salary in 1997 and 1998 to take into account the financial performance of the Company). In addition to the annual salary, Mr. Nichols is entitled to a quarterly bonus equal to five percent of the pre-tax net operating profits of the Company. Upon termination of Mr. Nichols' employment due to disability, the Company may offer Mr. Nichols "other employment" (as defined in the agreement). If Mr. Nichols is disabled and the Company either determines not to offer "other employment" to Mr. Nichols or terminates Mr. Nichols' other employment, the Company will be obligated to pay Mr. Nichols severance pay equal to the salary and bonus paid to Mr. Nichols over the preceding twelve-month period. If Mr. Nichols' employment is terminated by the Company without cause or Mr. Nichols dies during the term of the agreement, the Company will remain obligated to pay Mr. Nichols the salary and bonus to which he is entitled under the agreement for the remaining term of the agreement. Upon any consolidation or merger of the Company followed by the termination of Mr. Nichols' employment without cause, the Company or its successor will be obligated to pay Mr. Nichols severance pay equal to the average of all salary and bonus earned by Mr. Nichols over the life of the agreement.

STOCK OPTIONS AND WARRANTS

The following table sets forth all options that have been granted to officers or directors as of the end of the Company's last fiscal year.


                                     DATE         DATE       NUMBER OF    OPTION
    OPTIONEE          CAPACITY     GRANTED       EXPIRES      SHARES      PRICE

Russell Felten        Director     12/15/94      12/14/99      1,111       0.16
Russell Felten        Director     03/16/95      03/15/00      1,111       0.16
Earl Johnson          Director     03/16/95      03/15/00      1,111       0.16
Russell Felten        Director     07/06/95      07/05/00        800       0.25
Earl Johnson          Director     07/06/95      07/05/00        800       0.25
Dennis Breen          Director     07/06/95      07/05/00        800       0.25
Russell Felten        Director     12/07/95      12/06/00      1,053       0.19
Earl Johnson          Director     12/07/95      12/06/00      1,053       0.19

John Ward             Director     12/07/95      12/06/00      1,053       0.19
Russell Felten        Director     04/04/96      04/03/01      1,053       0.19
Earl Johnson          Director     04/04/96      04/03/01      1,053       0.19
Russell Felten        Director     04/24/96      04/23/01        800       0.25
Earl Johnson          Director     04/24/96      04/23/01        800       0.25
John Ward             Director     04/24/96      04/23/01        800       0.25
Russell Felten        Director     05/08/96      05/07/01        800       0.25
Earl Johnson          Director     05/08/96      05/07/01        800       0.25

    TOTAL OPTIONS                                             14,998

On December 10, 1998, the shareholders approved the Company's 1998 Stock Option Plan adopted by the board of directors.

No options were granted to executive officers during fiscal year 1999. No stock based awards were issued under the plan as of the end of the Company's 1999 fiscal year. If such awards had been given, the company would have followed the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," but applies APB Opinion No.25, "Accounting for Stock Issued to Employees" for measurement and recognition of stock-based transactions with its employees.

DIRECTOR COMPENSATION

Although the Company does not have any formal plan or policy relating to compensation for directors, historically, the outside directors (members of the Board of Directors who are not also employees) have been granted options at various levels and at various exercise prices as compensation for service. Beginning in 1996 outside board members have been paid $500 cash per meeting attended.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

During the past two years the Company has not entered into any transactions with a value in excess of $60,000, with an officer or director, a beneficial owner of 5% or more of the Company's common stock, except as follows: the Company leases its 13,000 square foot facility at 530 River Street S. in Delano Minnesota from its officers and directors. This facility holds all administrative and a portion of the warehousing and manufacturing operations of the Company. The lease term extends through October 2000 at an average rental rate per square foot of $5.08. The Company also leases a 10,000 square foot facility at 410 Congress Street in Maple Lake Minnesota from its officers and directors. This facility houses all remaining manufacturing operations. The lease term for this facility extends through September 2003 at an average lease rate per square foot of $5.50. Both facilities are new (less than 10 years) and are in excellent condition. Management believes that the lease rate per square foot and other terms and conditions are not less competitive than would be the case if the Company would lease the facilities from unrelated third parties. Leases for both facilities provide for an option to renew leases for an additional five years beyond the expiration of the current lease term. Lease rates will increase 10% if renewed for the additional five year term.

ITEM 8. DESCRIPTION OF SECURITIES.

The Company's Restated Articles of Incorporation authorize the issuance of 20,000,000 shares of common stock, $.01 par value per share. There is no preferred stock authorized. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. It is the policy of the Company not to pay out dividends, but rather to reinvest earnings toward capital growth. There are no other forms of securities offered by the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information:

The Company's common stock currently trades in the "pink sheets" under the trading symbol: DRI. The Company's common stock was quoted for trading on the over-the-counter bulletin board (OTC:BB) on August 17, 1998, but became ineligible to continue trading on November 3, 1999 because its Form 10-SB was not effective as of such date. The Company intends to apply for eligibility to be quoted on the OTC:BB once it commences reporting under the Securities Exchange Act of 1934.

The following table sets forth the highest and lowest bid prices for the common stock for each fiscal quarter and subsequent interim period since the common stock commenced actual trading, as reported by the National Quotation Bureau, and represent interdealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions:

Fiscal 1998                          High Bid       Low Bid

         First Quarter               1/2            3/8

         Second Quarter              5/8            1/2

         Third Quarter               1 1/8          1

         Fourth Quarter              1 1/8          1

Fiscal 1999

         First Quarter               1 3/8          1 3/16

         Second Quarter              1 1/8          1

         Third Quarter               1              7/8

         Fourth Quarter              1 1/8          1


There can be no assurance that an active public market for the common stock will continue or be sustained. In addition, the shares of common stock are subject to various governmental or regulatory body rules which affect the liquidity of the shares.


Holders:

There were approximately 400 holders of record of the Company's common stock as of December 31, 1999.


Dividends:

The Company has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The

Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

ITEM 2. LEGAL PROCEEDINGS.

The Company is not a party to in any existing or pending legal proceedings nor has its property been the subject of any such proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Upon being notified by Froehling, Anderson, Plowman & Wasworth, Ltd. that it declined to stand for re-election as the Registrant's certifying accountants effective May 15, 2000, the Board of Directors of the Registrant approved engaging Olsen Thielen & Co., Ltd as the Registrant's certifying accountant for the year ended May 31, 2000. During the Registrant's two most recent fiscal years and through May 15, 2000, there were no disagreements with Froehling, Anderson, Plowman & Wasmuth, Ltd. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Froehling, Anderson, Plowman & Wasmuth, Ltd., would have caused that firm to make reference to the subject matter of the disagreement in connection with its report. The change in accountants was previously disclosed by the Company on its Form 8-K filed May 19, 2000.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

1997: No sales of unregistered securities occurred during fiscal 1997.

1998: Sales of 33,334 shares of unregistered securities upon exercise of options granted to a former employee occurred during the 1998 fiscal year. Average exercise price per share received was $0.15 per share. The Company relied on exemptions afforded by Section 4(2) of the Securities Act of 1933 for these sales. Reliance on Section 4(2) of the Securities Act of 1933 was premised on the following: based upon knowledge of officers of the Company and oral representations by the former employee, the Company reasonably believes that the former employee had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of his investment and was able to bear the economic risks of his investment. In addition, the former employee had full access to the type of information normally provided in a prospectus and agreed not to resell or distribute the securities to the public unless the securities were registered or an appropriate exemption permitted resale of the securities without registration of such securities.

1999: Sales of 3,084 shares of unregistered securities upon exercise of options granted to outside directors occurred during the 1999 fiscal year. Average exercise price per share received was $0.32 per share. The Company relied on exemptions afforded by Sections 4(2) and 4(6) of the Securities Act of 1933 for these sales. Reliance on Section 4(2) of the Securities Act of 1933 was premised on the following: based upon knowledge of officers of the Company and oral representations by each of the outside directors, the Company reasonably believes that each of the outside directors had sufficient knowledge and experience in finance and business matters to evaluate the risks and merits of his investment and was able to bear the economic risks of his investment. In addition, each of the outside directors had full access to the type of information normally provided in a prospectus and agreed not to resell or distribute the securities to the public unless the securities were registered or an appropriate exemption permitted resale of the securities without registration of such securities. Reliance on Section 4(6) of the Securities Act of 1933 was premised on the following: the outside directors qualify as "accredited investors" under Rule 501(a)(4) of Regulation D (17 C.F.R. ss. 230.501(a)(4)), and sales to "accredited investors" are exempt from registration under Section 4(6) of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Restated Articles of Incorporation, its Restated Bylaws and the provisions of the Minnesota Business Corporation Act, which govern the actions of the Company, provide that present and former officers and directors of the Company shall be indemnified against certain liabilities and expenses which any of them may incur as a result of being, or having been, an officer of the Company. Indemnification is contingent upon certain conditions being met, including, that the person: has not been previously indemnified by another party for the same matter; has acted in good faith; has received no improper personal benefit; and in the case of a criminal proceeding, has no reason to believe that the conduct complained of was unlawful and reasonably believed that the conduct complained of was in the best interests of the Company, or in certain circumstances, reasonably believed that the conduct complained of was not opposed to the best interests of the Company.

In addition, the Company's Restated Articles of Incorporation provide that a director of the Company shall not be liable for monetary damages for a breach of such director's fiduciary duty, except for a breach of the duty of loyalty, acts not in good faith or in knowing violation of law, violations of state securities laws, or for actions from which the director derived an improper personal benefit.

Insofar as the indemnification of liabilities arising under the 1933 Act, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions of its Restated Articles of Incorporation, Restated Bylaws and the provisions of the Minnesota Business Corporation Act, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act, as amended, and is, therefore, unenforceable.

PART F/S

The financial statement information is incorporated by reference to the Company's Second Amendment to Form 10-SB, filed July 14, 2000.

                                    PART III

The following exhibits have been previously filed by the Company with Form 10-SB and Amendments Number One and Number Two for Form 10-SB:


Assigned Number         Description
---------------         -----------

Exhibit 3.1.1           Restated Articles of Incorporation*
Exhibit 3.1.2           Restated Bylaws*
Exhibit 6.1             Douglas Murphy Employment Contract**
Exhibit 6.2             William Murphy Employment Agreement**
Exhibit 6.3             Bryan Nichols Employment Agreement**
Exhibit 10              Consent of Auditors**
Exhibit 10.1            Nedderman/Bedard Royalty Agreement**
Exhibit 10.2            Cook Royalty Agreement**
Exhibit 27              Financial Data Schedule*

----------------------
 * - Previously filed with Form 10-SB, filed March 7, 2000.
** - Previously filed with Amendment Number Two to Form 10-SB, filed July 14,
     2000

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 15, 2000.


                                       DENTAL RESOURCES, INC.



                                       By:    /s/ Douglas B. Murphy
                                           ---------------------------
                                                Douglas B. Murphy